Jeffrey C. Newman

Vice President, Chief Financial

Officer, Secretary and Treasurer

608-252-7149

October 25, 2012

Via EDGAR

Mr. Andrew D. Mew

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Subject:	MGE Energy, Inc. Madison Gas and Electric Company Form 10-K for the Fiscal Year Ended December 31, 2011 Filed February 24, 2012 Response Dated September 24, 2012 File Nos. 0-49965 and 0-01125

Dear Mr. Mew:

We are writing in response to your letter of October 11, 2012, which contained a comment in response to our September 24, 2012, letter responding to a follow-up comment that the staff (the "Staff") of the Securities and Exchange Commission had regarding, among other things, our Annual Report on Form 10-K for the year ended December 31, 2011.

For ease of reference, we have repeated the Staff's comment below, followed by our response.

Form 10-K for the Fiscal Year Ended December 31, 2011

18. Commitments and Contingencies, page 92

Columbia Clean Air Act Litigation, page 98

1.

We note your response to comment 1 and your statement, "[i]n accordance with applicable accounting standards, MGE has accrued an amount for this matter representing its best estimate of the lower end of the range of its potential liability, based upon its assessment of the settlement discussions. That accrued amount is not material to the financial statements. However, if the parties are unable to reach a final settlement, or if the court does not approve any settlement that is reached, then MGE could be exposed to liabilities materially greater than the amount that has been accrued in its financial statements." Based upon your

Mr. Andrew D. Mew

October 25, 2012

response, it appears you have determined a range of possible loss amounts and you have accrued for the amount at the lower end of the range of loss. We reissue our prior comment and advise you that paragraphs 3-8 of ASC 450-20-50 require disclosure of the additional exposure to loss if there is a reasonable possibility that the additional amounts will be paid. Please revise to disclose the additional exposure of loss in excess of the amounts accrued in your financial statements. In this regard, we do not believe your proposed disclosure complies with the basic disclosure requirements of the above referenced literature or is transparent to allow an investor to understand the entire range of loss with respect to the Columbia Clean Air Act Litigation. Please show us what your disclosure will look like.

Response: In reviewing that disclosure, please note the following:

•

We have recorded our best estimate of our probable liability in the Columbia Clean Air Act litigation based upon our assessment of the currently pending settlement discussions. As we noted in our disclosure, the recorded amount was not material to our financial statements.

•

We wish to clarify our previous responses by noting that we have not determined a range of possible loss amounts.

•

We believe the likelihood of a materially greater liability than the recorded amount to be remote based upon the current status of the settlement discussions. Given that belief and our current assessment of the matter, we determined that it was not necessary to discuss the consequences if a settlement is not reached.

We have revised accordingly our previous proposed disclosure. Our proposed disclosure is shown below:

Columbia Clean Air Act Litigation

In December 2009, the EPA sent a notice of violation (NOV) to MGE as one of the co-owners of the Columbia generating station. The NOV alleges that WPL, as operator, and the co-owners failed to comply with appropriate pre-construction review and permitting requirements and, as a result, violated the PSD program requirements, the Title V operating permit requirements of the CAA and the Wisconsin SIP. In September 2010, Sierra Club filed a lawsuit against WPL alleging violations of the CAA at Columbia and other WPL-operated Wisconsin facilities. WPL has stated it believes the projects at Columbia were routine, or not projected to increase emissions, and therefore did not violate the permitting requirements of the CAA. MGE and the other Columbia co-owners are defending against these allegations while actively pursuing settlement options with the EPA and Sierra Club.

Mr. Andrew D. Mew

October 25, 2012

MGE believes that the parties have reached a tentative agreement on the general terms of a settlement with the EPA and Sierra Club regarding various facilities, including Columbia. Sierra Club has stipulated to a dismissal of its lawsuit, without prejudice, while the parties attempt to reach a final settlement. The parties are currently negotiating a consent decree based upon those general terms, which may change during the negotiations. Once the parties agree to final terms, the court must approve the settlement agreement before it becomes final and effective. In accordance with applicable accounting standards, MGE has accrued an amount for this matter representing its best estimate of its probable liability, based upon its assessment of the settlement discussions. That accrued amount is not material to the financial statements. MGE believes the likelihood of a materially greater liability than the accrued amount is remote based upon the current status of the settlement discussions.

* * * * *

We hereby acknowledge:

•

The company is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•

The company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss the response to the Staff comment or if you would like to discuss any other matters, please contact me at (608) 252-7149. If for any reason it would be useful to contact me by email, my address is jnewman@mge.com.

Sincerely, /s/ Jeffrey C. Newman Vice President, Chief Financial Officer, Secretary and Treasurer